Exhibit 1

RECENT DEVELOPMENTS CONCERNING JAPAN AIRLINES CORPORATION

On January 19, 2010, the Tokyo District Court decided to commence corporate reorganization proceedings for Japan Airlines Corporation, Japan Airlines International Co., Ltd., and JAL Capital Co., Ltd. (together “the JAL group”) under the Corporate Reorganization Act of Japan. We have outstanding loans to, and have provided guarantees with respect to certain indebtedness of, Japan Airlines Corporation and Japan Airlines International Co., Ltd., and as a result of these proceedings, a portion of the indebtedness owed to us by Japan Airlines Corporation and Japan Airlines International Co., Ltd. and the indebtedness with respect to which we have provided guarantees could become uncollectible. The credit insurance underwriting we provided compensates for a certain portion of losses incurred by specified financial institutions on their loans to third parties.

The amount of claims we have on Japan Airlines Corporation and Japan Airlines International Co., Ltd. and the amount of credit insurance underwriting we provide with respect to certain loans owed by Japan Airlines Corporation are described below.

•	Amount of claims filed (JBIC Operations): ¥151,495 million

This is the amount that we filed with the Tokyo District Court on March 19, 2010, as secured reorganization claims (koseitampoken) for JBIC Operations (the outstanding claims for JBIC Operations at the time). However, according to the admission and denial of filed reorganization claims, etc. submitted to the Tokyo District Court by the trustee of Japan Airlines Corporation and Japan Airlines International Co., Ltd. on May 28, 2010, the amount that can be recognized by the trustee as secured reorganization claims is ¥143,376 million (the final amount of secured reorganization claims will be determined during the corporate reorganization proceedings). In addition to ¥151,495 million above, with respect to aircraft leases under which the JAL group is the lessee, we have provided loans, the aggregate principal amount of which was ¥17,541 million as of May 31, 2010, and guarantees, the aggregate principal amount of which was ¥174,315 million as of May 31, 2010. The lease payments under these aircraft leases have continued in accordance with a settlement agreement concluded between the related parties on March 17, 2010, after approval was obtained from the Tokyo District Court on March 16, 2010.

•	Credit Insurance Underwriting (Crisis Response Operations): ¥67,000 million

The credit insurance underwriting amount is as of March 31, 2010. Eighty percent of this amount, or ¥53,600 million, is covered by credit insurance provided by us.